Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at June 30, 2020. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended June 30, 2020.

(Skr millions)
Senior debt:
Long-term	218,151
Short-term	86,342
Total senior debt (1), (2)	304,493

Subordinated debt:
Long-term	-
Short-term	-
Total subordinated debt (1)	-

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	-106
Retained earnings	15,459

Total	19,343

Total capitalization	323,836

(1)	At June 30, 2020, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2020.

(2)	Unguaranteed and unsecured.

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since June 30, 2020.